UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 3, 2023

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In the Matter of

Omega Resources, Inc.
8541 North County Road 11
Wellington, CO 80549

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11936

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   Omega Resources, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

   In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on August 3, 2023.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

           Mary Beth Breslin
           Office Chief